Exhibit 99.1

EXHIBIT No.1

Trades under the symbol (TSX): PJC.SV.A

Press release

For immediate release

THE JEAN COUTU GROUP – OCTOBER SAME STORE SALES INCREASE 6.0% IN THE CANADIAN NETWORK AND DECREASE 1.2% IN THE UNITED STATES NETWORK

Longueuil, Quebec, November 17, 2005 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) today announced retail sales results for the four weeks ended October 29, 2005. Retail sales growth percentages quoted herein are denominated in local currency in order to exclude the impact of currency rate fluctuations. Please note that monthly retail sales numbers are preliminary and unaudited.

Monthly Retail Sales

For the four weeks ended October 29, 2005, the Company’s Canadian franchise network showed a 6.2% increase in retail sales compared with the same period last year. Retail sales for the period were $211.2 million for the network. In terms of comparable stores, the Canadian network’s retail sales were up 6.0%, pharmacy sales gained 7.7% and front-end sales picked up 1.3% year-over-year.

RETAIL SALES GROWTH

OCTOBER 2005	Canada (1)	USA

Total sales growth
Total	6.2%	(2.3)%
Pharmacy	8.0%	(0.8)%
Front-end	1.3%	(6.5)%

Same store
Total	6.0%	(1.2)%
Pharmacy	7.7%	0.3%
Front-end	1.3%	(5.3)%

Sales mix
Pharmacy	60%	75%
Front-end	40%	25%

(1) Franchised outlets’ retail sales are not included in the Company’s consolidated financial statements.

The United States corporate pharmacy network posted a 2.3% decrease in retail sales when compared with the same period of the 2005 fiscal year, reflecting the closure of 78 non-performing Eckerd drugstores during the first quarter and temporary issues with the supply chain and front-end product availability.  Retail sales for the period were $703.7 million for the network. In terms of comparable stores, US network retail sales decreased 1.2%, pharmacy sales increased 0.3% and front-end sales decreased 5.3% compared with the same period last year. Retail sales for the period were negatively impacted by a one-day shift in Halloween sales since the current period ended on October 29th compared with October 30th in 2004. This resulted in more holiday sales being included in November this year versus October of last year. The Company estimates that the Halloween shift had a negative impact of approximately 150 basis points on US front-end sales growth for the period. The negative impact of generic drugs replacing brand drugs on US pharmacy sales growth was approximately 225 basis points for the period.

Year-to-Date Retail Sales

For the twenty-two-week period ended October 29, 2005, the Company’s Canadian franchise network showed a 4.3% increase in retail sales compared with the same period last year.

The United States corporate pharmacy network posted a 47.3% increase in retail sales when compared with the same period of the 2005 fiscal year, reflecting the acquisition of Eckerd drugstores on July 31, 2004.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,172 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,851 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	Michael Murray
Director, Investor Relations
The Jean Coutu Group (PJC), Inc.
(450) 646-9611, ext. 1068

Information:	Hélène Bisson
Media and Public Relations
(514) 393-1180, ext. 343
1-877-894-8993